# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dynamix Corp, CIK 0002028699
CUSIP: G2949D104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: PO BOX 309, UGLAND HOUSE, Grand Cayman, Cayman Islands (E9), 0000
Date of event which requires filing of this statement: 07/24/2026
Filed by CIK 0001504304
Persons authorized to receive notices and communications: Phillip Goldstein, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey (NJ), 07663, 914 747-5262

## Reporting persons
- Bulldog Investors, LLP (CIK 0001504304): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 76,216; shared voting power 593,705; sole dispositive power 76,216; shared dispositive power 593,705; aggregate amount beneficially owned 669,921 (3.03% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 76,216; shared voting power 729,567; sole dispositive power 76,216; shared dispositive power 729,567; aggregate amount beneficially owned 805,783 (3.64% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 630,705; sole dispositive power 0; shared dispositive power 630,705; aggregate amount beneficially owned 630,705 (2.85% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Dynamix Corp
Address of issuer's principal executive offices: PO BOX 309, UGLAND HOUSE, Grand Cayman, Cayman Islands (E9), 0000
Comment: This Schedule 13D relates to the shares of Common Stock of Dynamix Corp. ("DYNC" or the "Issuer") The principal executive offices of DYNC are located at: PO BOX 309, UGLAND House, GRAND CAYMAN, Cayman Islands, 0000

## Item 2. Identity and Background
Name of person filing: This statement is filed on behalf of Bulldog Investors, LLP (a Delaware Limited Liability Partnership), Phillip Goldstein, and Andrew Dakos.
Residence or business address: The business address of the reporting persons is 250 Pehle Ave,. Suite 708, Saddle Brook, NJ 07663.
Present principal occupation or employment: Bulldog Investors, LLP is a registered investment adviser. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Each of Messrs Goldstein and Dakos is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors, LLP and its affiliate.

## Item 4. Purpose of Transaction
Purpose of transaction: On July 24, 2026, the filing persons received a written response to the letter filed herewith from the issuer's counsel stating, in part, that "Dynamix's directors and officers have at all times complied, and will continue to comply, with their duties, which are owed to Dynamix under Cayman Islands law, their obligations under Dynamix's organizational documents and agreements, and Dynamix's Code of Business Conduct and Ethics and other corporate policies and procedures." However, the response did not provide any basis for that conclusion.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As per the 10-Q filed May 14, 2026 there were 22,133,333 shares of common stock outstanding as of May 8, 2026. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of July 24, 2026, Bulldog Investors, LLP is deemed to be the beneficial owner of 669,921 shares of DYNC (representing 3.03% of DYNC's outstanding shares) solely by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. As of July 24, 2026, Mr. Goldstein is deemed to be the beneficial owner of 805,783 shares of DYNC (representing 3.64% of DYNC's outstanding shares) and Mr. Dakos is deemed to be the beneficial owner of 630,705 Shares of DYNC (representing 2.85% of DYNC's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Bulldog Investors, LLP has sole power to dispose of and vote 76,216 shares. Bulldog Investors, LLP has shared power to dispose and vote 593,705 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of DYNC's shares) share this power with Bulldog Investors. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP.
Transactions in the class effected during the past sixty days:
During the last 60 days the following shares of DYNC were purchased.
Date Shares Price
7/17/26 4,021 10.7900
6/23/26 25,000 10.7972
6/23/26 11,473 10.7900
6/22/26 36,120 10.8000
6/18/26 400 10.8000
6/17/26 2,500 10.8000
6/16/26 2,000 10.7995
6/15/26 11,771 10.7996
6/12/26 8,445 10.8000
6/10/26 17,609 10.7995
6/9/26 12,232 10.7954
6/8/26 5,912 10.7997
6/5/26 7,929 10.9899
6/4/26 20,000 10.7770
6/3/26 165,950 10.7773
6/2/26 3,468 10.7837
6/1/26 12,353 10.7829
5/29/26 5,887 10.7963
5/28/26 15,730 10.7955
5/27/26 42,503 10.7893
Other persons with the right to receive dividends or sale proceeds: Clients of Bulldog Investors, LLP and the owners of accounts reflected herein are entitled to receive any dividends or sales proceeds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: 7/24/2026

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Letter to the Board of Directors. Exhibit 2: Agreement to make joint filings.

## Signatures
- Bulldog Investors, LLP: /s/ Andrew Dakos, Andrew Dakos, Partner (07/27/2026)
- Phillip Goldstein: /s/ Phillip Goldstein, Phillip Goldstein (07/27/2026)
- Andrew Dakos: /s/ Andrew Dakos, Andrew Dakos (07/27/2026)